Exhibit 99.84

November 27, 2017

Lithium Americas Appoints New Independent Director

Vancouver, Canada: Lithium Americas Corp. (“Lithium Americas” or the “Company”) (TSX: LAC) (OTCQX: LACDD) is pleased to announce that Ms. Jean M. Fraser has been appointed to the Company’s Board of Directors.

Ms. Fraser has had a distinguished legal career as a partner and leader at Osler, Hoskin & Harcourt LLP, a pre-eminent Canadian law firm. She has been a leading advisor of boards and management of prominent public companies on corporate governance, multi jurisdictional transactions and other business critical matters.

Lithium Americas’ Chairman, George Ireland commented: “Ms. Fraser is a highly regarded corporate counsel and expert in the area of corporate governance. She brings a wide array of business experience, and we are very pleased to welcome her to the Board of Lithium

Americas.”

About Lithium Americas

Lithium Americas, together with its joint venture partner, Sociedad Quimica y Minera de Chile S.A., is developing the Cauchari-Olaroz lithium project, located in Jujuy, Argentina, through its 50% interest in Minera Exar S.A. In addition, Lithium Americas owns 100% of the Lithium Nevada Project, and 100% of RheoMinerals Inc., a supplier of rheology modifiers for oil-based drilling fluids, coatings, and specialty chemicals.

For further information contact:

Lithium Americas Corp.

Investor Relations

Suite 1100 – 355 Burrard Street

Vancouver, BC, V6C 2G8

Telephone: 778-656-5820

Email:    ir@lithiumamericas.com

Website: www.lithiumamericas.com